Filed by Broadcom Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Qualcomm Incorporated

(Commission File No. 000-19528)

BROADCOM

An American Success Story

PROUD OF OUR 50-YEAR AMERICAN HERITAGE

FOUNDED AND HEADQUARTERED IN SILICON VALLEY

LED BY AMERICANS

Executive team are **ALL** U.S. citizens

8 out of 10 Board members are U.S. citizens

1 director is German; 1 director is Singaporean

EMPLOYING AMERICANS

More than

8,600

U.S. employees across

25+ states

OWNED BY AMERICANS

All top 20 shareholders are American

Capital Research and Management · State Street Global Advisors · Vanguard · Fidelity · BlackRock · T. Rowe Price

Our Substantial U.S. Footprint and Employee Base



MENDOTA HEIGHTS, MN
SAN JOSE, CA
FORT COLLINS, CO
BROOMFIELD, CO
COLORADO SRINGS, CO
BREINIGSVILLE, PA
ANDOVER, MA
ALLENTOWN, PA
CHARLOTTE, NC
IRVINE, CA
SAN DIEGO, CA
ATLANTA, GA
AUSTIN, TX

★ Headquarters ● Design Sites (>100 Employees) ● Manufacturing sites

Broadcom's Lineage of Great American Technology Icons



BROADCOM
Agilent Technologies
AVAGO
IPO
LSI
agere systems
BROCADE
1961 1981 1991 1996 1999 2002 2005 2007 2009 2014 2016 2018

	AT&T Bell Laboratories	hp	BROADCOM	BROCADE
YEAR FOUNDED	1925	1961	1991	1995
HEADQUARTERED	Murray Hill, NJ	Palo Alto, CA	Irvine, CA	San Jose, CA

We are Investing in America's Future

★ **Broadcom today:**

Invests **$3B** annually in research and engineering

Invests **$6B** a year in manufacturing

★ **Broadcom is:**

3rd largest investor in R&D in semiconductor industry in the world

Holder of **24,250 U.S. patents** and 2,061 U.S. pending patent applications

We are Innovating in America

Primary R&D Centers in San Jose and Irvine, CA and Fort Collins, CO

Pledge to work with U.S. government in development of 5G

Will create new **$1.5B** fund with focus on innovation to ensure U.S. leadership in future wireless technology

Creating steady stream of high-paying **U.S. tech jobs**

Redomiciliation to U.S. Now Expected to be Complete by April 3, 2018

★ **By redomiciling to the U.S., Broadcom will:**

Pay **hundreds of millions** of dollars in additional taxes

For more information please visit: **www.avgo-qcom.com**

An American Success Story PROUD OF OUR 50-YEAR AMERICAN HERITAGE Our Pledge to Make the U.S. the Global Leader in 5G OUR PLEDGE TO OUR PLEDGE TO OUR PLEDGE TO Leading 5G Accelerate Innovation Create a Stronger and R&D Combined American Company Broadcom has a successful Broadcom has a proven track record of Broadcom is in every 50-year heritage of building managing R&D for maximum impact and important respect an American leading communications investing in core franchises. Broadcom company, with a lineage of technologies including Wi-Fi, will not only maintain the R&D resources great American technology broadband access, network Qualcomm devotes to 5G and innovation icons like Hewlett-Packard, switching and routing. With in future wireless standards — we will AT&T, Broadcom Corp., and its proven track record of also focus R&D spend to those critical Brocade Communications investing in and growing technologies that are essential to the U.S. Systems, Inc. We are in the core franchises, Broadcom final stages of redomiciling is committed to making the Consistent with our commitment, to the United States, and U.S. the global leader in 5G. Broadcom is pledging to create a now expect to complete new $1.5 billion fund with a focus on redomiciliation by April 3, Broadcom acquires innovation to train and educate the 2018. When we complete our companies to focus next generation of engineers in the U.S. acquisition of Qualcomm, we resources and strengthen This will ensure America’s lead in future expect to have more than leadership in their core wireless technology. 25,000 employees in the U.S., franchises. In the case of working to make Broadcom Qualcomm, this will be 5G Importantly, Broadcom will fund the leading communication cellular. enhanced R&D through lawful business semiconductor company in the practices rather than predatory and world. anticompetitive behavior. There is no truth to Qualcomm’s argument that its anticompetitive licensing practices are needed to fund a robust R&D effort. Importantly, Broadcom will not sell any critical national security assets to any foreign companies. Of course, any dispositions of assets to foreign buyers would be themselves subject to CFIUS review. Additional Information This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. and other documents filed with the SEC by Broadcom through the web site maintained by the SEC at This communication relates to a proposal which Broadcom has made for an acquisition of Qualcomm and http://www.sec.gov. Broadcom’s intention to solicit proxies for the election of Broadcom nominees to the Qualcomm Board This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor and certain other proposals at Qualcomm’s 2018 annual meeting of shareholders. Broadcom filed a shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be definitive proxy statement with the SEC on January 5, 2018 in connection with the solicitation of proxies unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering for Qualcomm’s 2018 annual meeting of shareholders and may file other proxy solicitation materials in of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the connection therewith. Broadcom has also commenced mailing its definitive proxy statement to Qualcomm U.S. Securities Act of 1933, as amended. shareholders. Participants in Solicitation In addition, in furtherance of the acquisition proposal and subject to future developments, Broadcom (and, if a negotiated transaction is agreed, Qualcomm) may file one or more registration statements, Broadcom, certain of its subsidiaries, its directors and executive officers, other members of management proxy statements, tender offer statements or other documents with the SEC. This communication is not and employees and the nominees described above may be deemed to be participants in the solicitation of a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other proxies in respect of the proposed transaction, including with respect to Qualcomm’s 2018 annual meeting document Broadcom and/or Qualcomm may file with the SEC in connection with the proposed transaction. of shareholders. You can find information about Broadcom’s executive officers and directors in Broadcom’s definitive proxy statement filed with the SEC on February 20, 2018. Information about the Broadcom Investors and security holders of Broadcom and Qualcomm are urged to read the proxy statement(s), nominees is included in the definitive proxy statement that Broadcom has filed with the SEC. Additional registration statement(s), tender offer statement(s), prospectus(es) and/or other documents filed with the information regarding the interests of such potential participants is included or will be included in one or SEC carefully in their entirety if and when they become available as they will contain important information more registration statements, proxy statements, tender offer statements or other documents filed or to about the proposed transaction and solicitation. Any definitive proxy statement(s) or prospectus(es) be filed with the SEC if and when they become available. These documents (if and when available) may be (if and when available) will be mailed to shareholders of Broadcom and/or Qualcomm, as applicable. obtained free of charge from the SEC’s website http://www.sec.gov. Investors and security holders will be able to obtain free copies of these documents (if and when available) For more information please visit: www.avgo-qcom.com

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements (including within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended) concerning Broadcom. These statements include, but are not limited to, statements that address our expected future business and financial performance and statements about (i) the proposed transaction involving Broadcom and Qualcomm and the expected benefits of the proposed transaction, (ii) the expected benefits of acquisitions, (iii) our plans, objectives and intentions with respect to future operations and products, (iv) our competitive position and opportunities, (v) the impact of acquisitions on the market for our products, and (vi) other statements identified by words such as “will”, “expect”, “believe”, “anticipate”, “estimate”, “should”, “intend”, “plan”, “potential”, “predict”, “project”, “aim”, and similar words, phrases or expressions. These forward-looking statements are based on current expectations and beliefs of the management of Broadcom, as well as assumptions made by, and information currently available to, such management, current market trends and market conditions and involve risks and uncertainties, many of which are outside Broadcom’s and management’s control, and which may cause actual results to differ materially from those contained in forward-looking statements. Accordingly, you should not place undue reliance on such statements.

Particular uncertainties that could materially affect future results include risks associated with our proposal to acquire Qualcomm, including: (i) uncertainty regarding the ultimate outcome or terms of any possible transaction between Broadcom and Qualcomm, including as to whether Qualcomm will cooperate with us regarding the proposed transaction, (ii) the effects of the announcement of the proposed transaction on the ability of Broadcom and Qualcomm to retain customers, to retain and hire key personnel and to maintain favorable relationships with suppliers or customers, (iii) the timing of the proposed transaction, (iv) the ability to obtain regulatory approvals and satisfy other closing conditions to the completion of the proposed transaction (including shareholder approvals), and (v) other risks related to the completion of the proposed transaction and actions related thereto; any loss of our significant customers and fluctuations in the timing and volume of significant customer demand; our dependence on contract manufacturing and outsourced supply chain; our dependency on a limited number of suppliers; any acquisitions we may make, such as delays, challenges and expenses associated with receiving governmental and regulatory approvals and satisfying other closing conditions, and with integrating acquired companies with our existing businesses and our ability to achieve the growth prospects and synergies expected by such acquisitions; our ability to accurately estimate customers’ demand and adjust our manufacturing and supply chain accordingly; our significant indebtedness, including the need to generate sufficient cash flows to service and repay such debt; dependence on a small number of markets and the rate of growth in these markets; dependence on and risks associated with distributors of our products; dependence on senior management; quarterly and annual fluctuations in our operating results; global economic conditions and concerns; our proposed redomiciliation of our ultimate parent company to the United States; our competitive performance and ability to continue achieving design wins with our customers, as well as the timing of any design wins; prolonged disruptions of our or our contract manufacturers’ manufacturing facilities or other significant operations; our ability to improve our manufacturing efficiency and quality; our dependence on outsourced service providers for certain key business services and their ability to execute to our requirements; our ability to maintain or improve gross margin; our overall cash tax costs, legislation that may impact our overall cash tax costs and our ability to maintain tax concessions in certain jurisdictions; our ability to protect our intellectual property and the unpredictability of any associated litigation expenses; any expenses or reputational damage associated with resolving customer product warranty and indemnification claims; cyclicality in the semiconductor industry or in our target markets; our ability to sell to new types of customers and to keep pace with technological advances; market acceptance of the end products into which our products are designed; and other events and trends on a national, regional and global scale, including those of a political, economic, business, competitive and regulatory nature.

Our filings with the SEC, which you may obtain for free at the SEC’s website at http://www.sec.gov, discuss some of the important risk factors that may affect our business, results of operations and financial condition. We undertake no intent or obligation to publicly update or revise any of these forward looking statements, whether as a result of new information, future events or otherwise, except as required by law.